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                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064


         The following press release was issued by D&E Communications, Inc. on April 24, 2002.

        D&E COMMUNICATIONS' REGISTRATION STATEMENT RELATING TO CONESTOGA
                         ACQUISITION DECLARED EFFECTIVE


Ephrata, Pa.--(BUSINESS WIRE) -- April 24, 2002-- D&E Communications, Inc. ("D&E") (Nasdaq: DECC - news) announced today that its registration statement on Form S-4, including the definitive form of joint proxy statement/prospectus relating to its pending acquisition of Conestoga Enterprises, Inc. ("Conestoga"), was declared effective today by the Securities and Exchange Commission.

D&E and Conestoga will hold their respective shareholders' meetings to approve the merger on May 23, 2002.

Completion of the merger is subject to approval by both D&E's and Conestoga's shareholders and other customary closing conditions. All regulatory approvals for the merger have been received, including the Federal Communications Commission's consent to the merger, subject to the 40-day reconsideration period that will expire on April 29, 2002, at which time the FCC approval will become final and non-appealable. The merger is expected to close promptly following the shareholders' meetings.

D&E Communications, Inc. is a provider of integrated communications services to residential and business customers in markets throughout south central Pennsylvania. D&E has developed a comprehensive package of voice and data communications services including local and long distance telephone service, high-speed data services and Internet access service. D&E also provides business customers with integrated voice and data network solutions.

This press release contains forward-looking statements. These forward-looking statements include, without limitation, statements regarding the expected date for D&E's and Conestoga's shareholders meetings and the expected closing date of the merger. These statements are based upon the current beliefs and expectations of D&E's management and involve a number of risks, uncertainties, and other important factors that could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, approval by both D&E's and Conestoga's shareholders, and the satisfaction of certain customary closing conditions. D&E undertakes no obligation to revise or update its forward-looking statements whether as a result of new information, future events, or otherwise.
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Investors and security holders may obtain a free copy of D&E's registration statement on Form S-4, including the definitive form of joint proxy statement/prospectus, at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com.

THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

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Contact:
     D&E Communications, Inc.
     Garth Sprecher, 717/738-8304